CapWest Income, LLC

2009 E. Windmill Lane

Las Vegas NV 89123

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:        CapWest Income LLC

Form 1-A/A (File No. 024-10620) filed October 2, 2018

Application for Withdrawal of Post-Qualification Amendment filed October 2, 2018

Ladies and Gentlemen:

CapWest Income LLC (the “Company” or “we”) hereby applies to the Securities and Exchange Commission (the “Commission”), pursuant to Rule 259 of Regulation A under the Securities Act of 1933, as amended (the “Securities Act”), for the withdrawal of the Company’s Amendment to its Offering Circular filed October 2, 2018 on Form 1-A/A, including all amendments and exhibits thereto (the “Amendment”) only. The Company is not seeking to withdraw any other filing, including the Offering Circular as qualified December 28, 2017. The Company is seeking withdrawal of the Amendment because it has determined to refile the contents thereof on Form 1-A POS.

No securities of the Company have been sold since filing the Amendment.

If you have any questions in connection with this request, please contact Bryan Clark, Esq. at 702-527-5277.

Sincerely,

CAPWEST INCOME LLC

By: /s/ Greg Herlean

Greg Herlean

Manager

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